Exhibit 99.1

Board Accepts Carlos Tavares’ Resignation as
Chief Executive Officer

•Creation of Interim Executive Committee to be chaired by John Elkann

•New CEO will be appointed in the first half of 2025

•Full year 2024 financial guidance confirmed

AMSTERDAM, December 1, 2024 – Stellantis N.V. (“Stellantis” or “the Company”) announces that the Company’s Board of Directors, under the Chairmanship of John Elkann, accepted Carlos Tavares’ resignation today from his role as Chief Executive Officer with immediate effect.

The process to appoint the new permanent Chief Executive Officer is well under way, managed by a Special Committee of the Board, and will be concluded within the first half of 2025. Until then, a new Interim Executive Committee, chaired by John Elkann, will be established.

Stellantis confirms the guidance it presented to the financial community on October 31, 2024, in respect of its full year 2024 results.

Stellantis’ Senior Independent Director, Henri de Castries, commented: “Stellantis’ success since its creation has been rooted in a perfect alignment between the reference shareholders, the Board and the CEO. However, in recent weeks different views have emerged which have resulted in the Board and the CEO coming to today’s decision.”

Chairman John Elkann said: “Our thanks go to Carlos for his years of dedicated service and the role he has played in the creation of Stellantis, in addition to the previous turnarounds of PSA and Opel, setting us on the path to becoming a global leader in our industry. I look forward to working with our new Interim Executive Committee, supported by all our Stellantis colleagues, as we complete the process of appointing our new CEO. Together we will ensure the continued deployment of the Company’s strategy in the long-term interests of Stellantis and all of its stakeholders.”

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Bertrand BLAISE +33 6 33 72 61 86 – bertrand.blaise@stellantis.com
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com